Exhibit 99.1

TMX, NYSE – HBM
2013 No. 24

Hudbay Agrees to Sell its Interest in the Back Forty Project

Toronto, Ontario, November 7, 2013 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE: HBM) today announced that it has reached an agreement to sell its 51% interest in the Back Forty Project in Michigan’s Upper Peninsula to its joint venture partner Aquila Resources Inc. (TSX: AQA). Upon completion of the transaction, Hudbay will receive common shares of Aquila, milestone payments tied to the development of the Back Forty Project and a net smelter return royalty on a portion of the Back Forty property. Completion of the transaction is conditional upon the completion of a business combination transaction between Aquila and REBgold Corporation (TSX.V: RBG), an equity financing by REBgold and other customary conditions.

Hudbay currently owns and controls 14,367,565 Aquila common shares, representing approximately 14.6% of the issued and outstanding shares. Upon completion of the transaction, Hudbay will be issued Aquila common shares (the “Consideration Shares”) based on a formula set out in the purchase agreement; however, in no event will the number of Consideration Shares issued to Hudbay result in Hudbay having ownership or control of more than 19.9% of the Aquila common shares that will be issued and outstanding immediately following the completion of the transaction. Upon closing of the transaction and the issuance to Hudbay of the Consideration Shares, Hudbay expects to own approximately 17.4% of the issued and outstanding Aquila common shares.

Hudbay may in the future increase or decrease its ownership of securities of Aquila from time to time depending upon the business and prospects of Aquila, future market conditions and Hudbay’s investment objectives.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, Hudbay’s objectives, strategies, and intentions and future financial and operating performance and prospects, including the company’s expectation that the transaction will close and it will receive the Consideration Shares.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Hudbay identified and were applied by it in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the successful completion of the financing and the business combination by Aquila and REBgold, the satisfaction of the other conditions precedent to the transaction and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), risks related to the transaction and the future development and operation of the Back Forty Project and risks related to Aquila and REBgold. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

For further information, including a copy of the report required to be filed by Hudbay in accordance with applicable Canadian securities laws, contact Hudbay at the address below.

HudBay Minerals Inc.

25 York Street, Suite 800

Toronto, Ontario  M5J 2V5

Attn: John Vincic, Vice President, Investor Relations and Corporate Communications

Tel: (416) 362-0615

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found onwww.hudbayminerals.com.

For further information, please contact:

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362-0615

john.vincic@hudbayminerals.com